

Martin Pidel · 3rd

CMO at SmartGurlz

San Francisco Bay Area · 500+ connections · **Contact info**

 **SmartGurlz**

Schiller Internationa
University

Experience

 **SmartGurlz**
2 yrs 9 mos

 **CMO**
Jan 2018 – Present · 2 yrs 9 mos
Silicon Valley, California

It is exciting to be part of a team which is uniquely addressing the under-representation of women in technology. SmartGurlz is the first coding robot made specifically for girls. With a unique gender friendly design, girls are introduced to coding with characters they can relate to and in the way they like to play, through story. I am looking forward to leveraging my industry experience in an even more meaningful way to build SmartGurlz into the leading STEM related brand for girls. wwwSmartGurlz.com

CMO
Jan 2018 – Present · 2 yrs 9 mos
Los Gatos California

Founder, CEO
Career & College 360 Inc.
2013 – Jan 2018 · 5 yrs
Los Gatos California

Career + College 360 is an educational consulting firm providing young adults with career opportunity assessments, decision making methodologies and enabling them to maximize on their career potential.

As the job market evolves and the US economy remains in flux, career indecision rer …see mor



Vice President Global Brand Marketing

Hasbro

2010 – 2013 · 3 yrs

After having worked for Hasbro for 10 years I was recruited back in 2010 to lead the introduction of the recently acquired & strategically important Sesame Street brand. Together with Sesame Workshop and a team of talented engineers, designers and marketers we developed a line of award winning toys and implemented a global launch plan which …see mor



CMO & Business Development Lead

RYZ

2009 – 2010 · 1 yr

As CMO and business development advisor to the former President of Adidas, USA, I was hired to bolster the shoe company's success by introducing greater focus on consumer marketing, leveraging the companies crowd sourcing design methodology to effectively promote its products.

…see mor



EVP and General Manager International

LeapFrog

Jan 2007 – Dec 2008 · 2 yrs

Leapfrog recruited and hired a new management team, and as EVP of International my responsibility was to lead the internal division to success.

My main focus involved working with all levels of executive management and staff to establish and gain board approval for a strategic plan including 3 key elements. …see mor

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Education

Schiller International University

MBA, International Business

in Heidelberg Germany

State University of New York at Albany

BS, Marketing

State University of New York at Buffalo
Bachelor of Science (BS), Marketing



